UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below updates:

1.On February 12, 2026, Coincheck Group issued a press release announcing its financial results for its third quarter of the fiscal year ending March 31, 2026, which is furnished as Exhibit 99.1 to this report.
2.On February 12, 2026, Coincheck Group posted on its website, www.coincheckgroup.com, a presentation regarding itself and its subsidiaries (the “Presentation”); see “Presentations” under “News & Events.” Coincheck Group uses its website to distribute company information, such as the Presentation, and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material; however, by filing this report, and furnishing the information contained in the Presentation on its website, Coincheck Group makes no admission as to the materiality of any such information. Investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this report. The information contained in the Presentation is not intended to be comprehensive about the subject matter it covers, and should be read only as a supplement to Coincheck’s public disclosures and in conjunction with Coincheck Group’s other filings made with the SEC, in particular Coincheck Group’s most recent Annual Report on Form 20-F and more recent reports on Form 6-K. The Presentation contains “forward-looking statements” and important information about such forward-looking statements (which should be read carefully before reading the rest of the Presentation), and you are cautioned not to place undue reliance on these forward-looking statements.
3.On February 8, 2026, the Nomination and Voting Agreement, dated as of December 10, 2024, by and among Coincheck Group, Monex Group, Inc. and TBCP IV, LLC (the “NVA”), was terminated. The NVA was executed in connection with Coincheck Group’s business combination with Thunder Bridge Capital Partners IV, Inc. and had required Coincheck Group to use its reasonable best efforts to cause its board of directors to include a specified number of directors nominated by the TBCP IV, LLC (the sponsor of Thunder Bridge Capital Partners IV, Inc.) until up to the third anniversary of the closing date of such business combination.
4.On February 12, 2026, Monex Group, Inc. (“Monex”), a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange, and the controlling shareholder of Coincheck Group, released its financial results for the third quarter of the fiscal year ending March 31, 2026. Monex’s update includes certain information related to Coincheck Group, which is denoted as “Crypto Asset Segment,” “Coincheck, Inc.,” “Coincheck Group N.V.” and “Coincheck.” The results are publicly available at https://www.monexgroup.jp/en/investor.html, where Monex has posted a Consolidated Financial Summary, Presentation Materials, and a DATABOOK. The aforementioned information relates to Monex on a consolidated basis, which includes certain segment data related to Coincheck Group, in addition to data for other segments that are not related to the results of Coincheck Group. Such information should not be viewed as a substitute for the earnings information for the third quarter of the fiscal year ending March 31, 2026 that Coincheck Group is publishing as Exhibit 99.1. The results published by Monex present only limited metrics related to Coincheck Group and are based on different accounting standards and presentation styles as compared to the standards and formatting utilized by Coincheck Group. Furthermore, the Monex results are designed to conform to particular regulations and expectations applicable to Monex, including the requirements of the Tokyo Stock Exchange and Financial Services Agency of Japan (JFSA).

The information under items 1 (including Exhibit 99.1) and item 3 above, in this report, is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File No. 333-292562), to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Coincheck Group N.V., dated February 12, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: February 12, 2026	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President
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